SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Adient plc
(Name of Issuer)

Ordinary Shares, par value $0.001
(Title of Class of Securities)

G0084W101
(CUSIP Number)

Peter Carlin

Blue Harbour Group, LP

646 Steamboat Road

Greenwich, Connecticut 06830

(203) 422-6540

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 18, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,550,490 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,550,490 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,550,490 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,550,490 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,550,490 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,550,490 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,550,490 Ordinary Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,550,490 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,550,490 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 15, 2017 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the ordinary shares, par value $0.001 (the "Ordinary Shares"), of Adient plc, a public limited company organized under the laws of Ireland (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in the entirety by the following:

The Reporting Persons used $469,466,411 (excluding brokerage commissions) in the aggregate to purchase the Ordinary Shares reported in this Schedule 13D.

The source of the funds used to acquire the Ordinary Shares reported herein is the working capital of the Manager, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 18, 2018, the Manager entered into an agreement with the Issuer (the "Agreement"), pursuant to the terms of which, and subject to certain conditions, during the Designation Term (as defined below), for so long as the Reporting Persons continue to own at least 4% of the Ordinary Shares, the Manager shall be entitled to designate Peter H. Carlin, an employee of the Manager (the "Designee"), to the Board and the Board shall appoint the Designee to the Board effective as of the date of the June 2018 meeting of the Issuer’s Audit Committee to serve for an initial term expiring at the Issuer's 2019 Annual General Meeting of Shareholders. In addition, under the terms of the Agreement, the Issuer agreed to include the Designee in its slate of director nominees at each shareholder meeting at which directors are to be elected until the Issuer's 2020 Annual General Meeting of Shareholders (such term, the "Designation Term").

The Agreement also provides for customary voting and standstill provisions during a period that is set to terminate on the date as of which the Designee is no longer a director of the Board.

The foregoing summary of the Agreement is qualified in its entirety by the Agreement itself, which is included as Exhibit 2 hereto and which is incorporated herein by reference.

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 6,550,490 Ordinary Shares, which Ordinary Shares may be deemed to be beneficially owned by each of the Manager, Manager GP and Mr. Robbins, and which represent approximately 7.02% of the outstanding Ordinary Shares. All percentages set forth herein are based upon a total of 93,370,292 Ordinary Shares outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, filed with the Securities and Exchange Commission on May 7, 2018.

For purposes of disclosing the number of Ordinary Shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Ordinary Shares that are owned beneficially and directly by the Reporting Persons. Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such Ordinary Shares for all other purposes.

(c) The Reporting Persons did not effect any transactions in the Ordinary Shares during the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On May 18, 2018, the Issuer and the Manager entered into the Agreement, the terms of which are described in Item 4 of this Amendment No. 1. The Agreement is included as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

2	Agreement, dated as of May 18, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on May 18, 2018).

CUSIP No. G0084W101	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018

BLUE HARBOUR GROUP, LP
By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member
blue harbour holdings, llc
By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

By:	/s/ Clifton S. Robbins
Clifton S. Robbins